

August 29, 2022

Robert Lavan
Executive Vice President and Chief Financial Officer
Bally's Corp
100 Westminster Street
Providence, RI 02903

     Re: Bally's Corp
        Form 10-K for the Fiscal Year Ended December 31, 2021
        Filed March 1, 2022
        Form 10-Q for the Quarterly Period Ended June 30, 2022
        Filed August 4, 2022
        Form 8-K filed August 4, 2022
        File No. 001-38850

Dear Robert Lavan:

We have reviewed your August 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2022 letter.

Form 8-K filed August 4, 2022

Exhibits

1.   We note your response to our comment 2. We further note your presentation of Adjusted EBITDAR margin in your Exhibit 99.1. The presentation of this margin appears to indicate that Adjusted EBITDAR is a measure of your operating performance. In light of your disclosure and your response that Adjusted EBITDAR is used solely as a valuation metric, please confirm that you will not present Adjusted EBITDAR margin in future filings.

Form 10-Q for the quarterly period ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA and Adjusted EBITDAR by Segment, page 53

2.   We note your presentation of Consolidated Adjusted EBITDAR, specifically we note your adjustment for launch costs. It appears that launch costs represent normal, recurring, cash operating expenses necessary to operate your business. Please revise future filings to ensure these costs are not excluded from Consolidated Adjusted EBITDA, or advise. This comment also applies to your earnings release.

     You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction